                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              C-ATS SOFTWARE INC.
                            (Name of Subject Company)

                             MOXIE ACQUISITION CORP.
                                  KIRSTY, INC.
                                    MISYS PLC
                                    (Bidders)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                  124778-10-1
                      (CUSIP Number of Class of Securities)

                                 ROSS K. GRAHAM
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                             EVESHAM, WORCS WR11 5SH
                                     ENGLAND
                               011-44-138-687-1373
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications On Behalf of Bidders)

                                    COPY TO:
                           PAUL H. WILSON, JR., ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                December 14, 1998
         (Date of Event which Requires Filing Statement on Schedule 13D)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee
----------------------                                 --------------------
$66,870,953                                            $13,374

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 8,916,127 shares of Common Stock, par value $0.001 per share. Such number of shares represents all the shares of Common Stock outstanding as of December 11, 1998, plus the number of shares of Common Stock issuable upon the exercise of all outstanding options and warrants to purchase Common Stock, in each case as represented by the Company.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: None                            Filing Party: N/A
      Form or Registration No.: N/A                           Date Filed: N/A

CUSIP No.  124778-10-1                          14D-1 and 13D

--------------------------------------------------------------------------------
1.    Names of Reporting Persons                       Misys plc
      I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a       (a) / /
      Group
                                                       -------------------------
                                                       (b) /x/
                 (See Instructions)
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Sources of Funds (See Instructions)              BK, WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is      / /
      Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization             United Kingdom
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by           3,465,375*
      Each Reporting Person
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row (7)         / /
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in        38%
      Row (7)
--------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------


--------

* On December 14, 1998, Moxie Acquisition Corporation (the "Purchaser"), Kirsty, Inc. ("USA Sub"), and Misys plc ("Parent") entered into Stockholders Agreements (the "Stockholder Agreements") with certain stockholders ("Certain Stockholders") of C-ATS Software Inc. (the "Company"), pursuant to which, upon the terms set forth therein, the Certain Stockholders have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer"), 1,587,783 shares of common stock, par value $0.001 per share (the "Common Stock"), owned beneficially by the Certain Stockholders, plus 460,000 shares of Common Stock subject to options exercisable within 60 days of the date hereof. Pursuant to the Stockholders Agreements, the Certain Stockholders have also agreed to tender, granted an option to purchase, and an irrevocable proxy with respect to Shares not currently beneficially owned by the Certain Shareholders, including any Shares acquired by the Certain Stockholders on the open market; such shares are not included in Rows 7 and 9 in each of the tables above. The Stockholders Agreements are described in more detail in Section 12 of the Offer to Purchase dated December 18, 1998. In addition, pursuant to the Merger Agreement (as defined herein), the Company has granted Parent the option to purchase approximately 1,417,582 newly issued shares of Common Stock (19.9% of the total shares of Common Stock then outstanding), under certain circumstances (the "Top-Up Option Shares"). Parent, USA Sub and the Purchaser disclaim beneficial ownership of the Top-Up Option Shares.

CUSIP NO.  124778-10-1                         14D-1 and 13D

--------------------------------------------------------------------------------
1.    Names of Reporting Persons                       Kirsty, Inc.
      I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a       (a) / /
      Group
                                                       -------------------------
                                                       (b) /x/
                 (See Instructions)
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Sources of Funds (See Instructions)              AF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is      / /
      Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by           3,465,375**
      Each Reporting Person
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row (7)         / /
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in        38%
      Row (7)
--------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------


--------

**    See footnote on page 2.

CUSIP No.  124778-10-1                         14D-1 and 13D

--------------------------------------------------------------------------------
1.    Names of Reporting Persons                       Moxie Acquisition Corp.
      I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a       (a) / /
      Group
                                                       -------------------------
                                                       (b) /x/
                 (See Instructions)
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Sources of Funds (See Instructions)              AF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is      / /
      Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by           3,465,375**
      Each Reporting Person
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row (7)         / /
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in        38%
      Row (7)
--------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------


--------

**    See footnote on page 2.

      This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13-D with respect to the acquisition by the Purchaser, USA Sub and Parent of beneficial ownership of the shares subject to the Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

      (a) The name of the subject company is C-ATS Software, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is at 1870 Embarcadero Road, Palo Alto, California, 94303.

      (b) This Schedule 14D-1 relates to the offer by Moxie Acquisition Corp. (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of the Company at a price of $7.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

      (c) Information concerning the principal markets in which the Shares are traded, and the high and low last sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation and a wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation ("USA Sub") and an indirect wholly-owned subsidiary of Misys plc, a public limited company organized under the laws of England ("Parent"). Information concerning the principal business and the address of the principal offices of the Purchaser, USA Sub and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser, USA Sub and Parent") of the Offer to Purchase and is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, USA Sub and Parent is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

      During the last five years, none of the Purchaser, USA Sub or Parent, or, to the best knowledge of the Purchaser, USA Sub or Parent, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

      (a) and (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

      (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

      (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, USA Sub and Parent"), Section 11 ("Contacts and

Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

      The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, USA Sub and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase attached hereto are incorporated herein by reference. The parties to the Stockholders Agreements are the Purchaser, USA Sub, Parent, the Rod A. Beckstrom Trust, David and Diedra Gilbert, Robert Geske, Jerry Bock, and the Rod A. and Patrice V. Beckstrom Charitable Remainder Trust.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

      Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of Parent and its affiliates, the Purchaser, USA Sub and Parent believe the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION

      (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

      (e)  None.

      (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of December 14, 1998, among the Purchaser, Parent and the Company, and the Stockholders Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1), (c)(2) and (c)(3), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

      (a)(1)   Offer to Purchase.

      (a)(2)   Letter of Transmittal.

      (a)(3)   Notice of Guaranteed Delivery.

      (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

      (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7)   Form of Summary Advertisement dated December 14, 1998.

      (a)(8) Text of joint Press Release dated December 14, 1998, issued by Misys plc and the Company.

      (a)(9) Text of Press Release dated December 14, 1998, issued by Misys plc.

      (b) Amended and Restated Agreement dated 6 November 1998 relating to a Credit Agreement dated 5 September 1997 (as amended by a Supplemental Credit Agreement dated 24 November 1997 and a Second Supplemental Agreement dated 19 June 1998) among Parent, ING Barings and Lloyds Bank plc Capital Markets as Arrangers, the Banks and Financial Institutions named therein, Lloyds Bank plc as Overdraft Facility Bank, and Lloyds Bank plc Capital Markets as Agent.

      (c)(1) Agreement and Plan of Merger dated as of December 14, 1998, among the Purchaser, USA Sub, Parent and the Company.

      (c)(2) Stockholders Agreement dated as of December 14, 1998, among the Purchaser, USA Sub, Parent, the Rod A. Beckstrom Trust, David and Diedra Gilbert, Robert Geske, and Jerry Bock.

      (c)(3) Stockholder Agreement dated as of December 14, 1998, among the Purchaser, USA Sub, Parent and the Rod A. and Patrice V. Beckstrom Charitable Remainder Trust.

      (c)(4) Employment Agreement, dated December 14, 1998 between the Company and Mr. Rod Beckstrom.

      (c)(5) Employment Agreement, dated December 14, 1998 between the Company and Mr. David Gilbert.

      (c)(6)   Long Term Incentive Plan Term Sheet.

      (d)      None.

      (e)      Not applicable.

      (f)      None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1998

                                        MOXIE ACQUISITION CORP.,


                                        By /s/ Ross K. Graham
                                           -----------------------------------
                                           Name: Ross K. Graham
                                           Title: Secretary


                                        KIRSTY, INC.,


                                        By /s/ Ross K. Graham
                                           -----------------------------------
                                            Name: Ross K. Graham
                                            Title: Vice President


                                        MISYS PLC,


                                        By /s/ Ross K. Graham
                                           -----------------------------------
                                            Name: Ross K. Graham
                                            Title: Secretary

                                  EXHIBIT INDEX


(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Form of Summary Advertisement dated December 18, 1998.

(a)(8) Text of Press Release dated December 14, 1998, issued by Misys plc and the Company.

(a)(9)     Text of Press Release dated December 14, 1998, issued by Misys, plc.

(b) Amended and Restated Agreement dated 6 November 1998 relating to a Credit Agreement dated 5 September 1997 (as amended by a Supplemental Credit Agreement dated 24 November 1997 and a Second Supplemental Agreement dated 19 June 1998) among Parent, ING Barings and Lloyds Bank plc Capital Markets as Arrangers, the Banks and Financial Institutions named therein, Lloyds Bank plc as Overdraft Facility Bank, and Lloyds Bank plc Capital Markets as Agent.

(c)(1) Agreement and Plan of Merger dated as of December 14, 1998, among the Purchaser, USA Sub, Parent and the Company.

(c)(2) Stockholders Agreement dated as of December 14, 1998, among the Purchaser, USA Sub, Parent, the Rod A. Beckstrom Trust, David and Diedra Gilbert, Robert Geske, and Jerry Bock.

(c)(3) Stockholder Agreement dated as of December 14, 1998, among the Purchaser, USA Sub, Parent and the Rod A. and Patrice V. Beckstrom Charitable Remainder Trust.

(c)(4) Employment Agreement, dated December 14, 1998 between the Company and Mr. Rod Beckstrom.

(c)(5) Employment Agreement, dated December 14, 1998 between the Company and Mr. David Gilbert.

(c)(6)     Long Term Incentive Plan Term Sheet.

(d)        None.

(e)        Not applicable.

(f)        None.


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